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IMPORTANT NOTICE ABOUT THIS PROSPECTUS

Filed Prusuant to Rule 424(b)(3)
Registration No. 333-147954

PROSPECTUS

Dividend Reinvestment and Stock Purchase Plan

        We are pleased to offer you the opportunity to participate in the Capital Trust, Inc. Dividend Reinvestment and Stock Purchase Plan, or the Plan. The Plan has two components: a dividend reinvestment component and a direct stock purchase component. The dividend reinvestment component provides our shareholders with an easy and economical way to designate all or any portion of the cash dividends on their shares of our class A common stock, par value $0.01 per share, or common stock, for reinvestment in additional shares of our common stock. The direct stock purchase component permits our shareholders and new investors to, subject to our approval, purchase shares of our common stock in an economical and convenient manner.

        This prospectus relates to 5,000,000 shares of our common stock to be offered for purchase under the Plan. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "CT." On December 20, 2007, the closing price of our common stock was $35.75 per share.

        Key features of the Plan are that you can:

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  Purchase shares of our common stock through the Plan without a personal broker and, in many cases, without paying a commission;

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  Transfer your shares easily;

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  Own and transfer your shares without holding or delivering physical certificates;

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  Through the dividend reinvestment component, automatically reinvest all or any portion of your cash dividends in additional shares of our common stock (currently at a 1.0% discount from the Purchase Price (as determined under the Plan)); and

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  Through the direct stock purchase component, at our sole discretion, make optional cash investments of as little as $1,000 per month at a discount from the Purchase Price (as determined under the Plan) that may range from 0% to 5%.

        Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2007.

TABLE OF CONTENTS

Important Notice About This Prospectus
About Capital Trust, Inc
Summary
Risk Factors
Special Cautionary Notice Regarding Forward-Looking Statements
Information About The Plan
1.	What is the Purpose of the Plan?
2.	What options are available under the Plan?
3.	What are the benefits and disadvantages of the Plan?
4.	Who is eligible to participate in the Plan?
5.	Can non-U.S. citizens participate in the Plan?
6.	How do I enroll in the Plan if I am already a Capital Trust shareholder?
7.	I already own shares, but they are held by my bank or broker and registered in "street name." How can I participate in the Plan?
8.	I am not currently a Capital Trust shareholder. How do I enroll in the Plan?
9.	Are there fees associated with participation in the Plan?
10.	What are the dividend payment options?
11.	What are the minimum and maximum amounts for Optional Cash Investments?
12.	How do I make Optional Cash Investments?
13.	What transactions can I conduct through AST's online services?
14.	What is the source of our common stock purchased through the Plan?
15.	When will shares be purchased under the Plan?
16.	At what price will shares be purchased?
17.	Will fractional shares be purchased?
18.	How are payments with "insufficient funds" handled?
19.	Will interest be paid on Plan accounts?
20.	Who will hold the additional shares purchased through the Plan?
21.	How may I receive a stock certificate?
22.	How do I replace a lost, stolen or destroyed stock certificate?
23.	May I add my physical shares of Capital Trust common stock to my Plan account for safekeeping?
24.	How may I sell shares I hold through the Plan?
25.	Can I transfer shares that I hold in the Plan to someone else?

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26.	I've just moved. How can I request a change of address or update other personal data?
27.	How may I modify or close my Plan account?
28.	Are there any other limits on the purchase of shares of common stock under the Plan?
29.	Who administers and interprets the Plan? How do I contact them?
30.	What reports will I receive?
31.	What if Capital Trust issues a stock dividend or declares a stock split or rights offering?
32.	How do I vote my Plan shares at shareholders' meetings?
33.	Can the Plan be changed and can the Plan Administrator terminate my Plan account?
34.	What are the responsibilities of Capital Trust and AST under the Plan?
35.	Will dividends continue to be paid while the Plan is in effect?
36.	Can I pledge my Plan shares?
37.	What are the federal income tax consequences of participating in the Plan?
Federal Income Tax Considerations Relating To Capital Trust
Use Of Proceeds
Plan Of Distribution
Where You Can Find More Information
Incorporation By Reference
Legal Matters
Experts

IMPORTANT NOTICE ABOUT THIS PROSPECTUS

        Please read this prospectus carefully. If you own shares now, or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records, since it contains important information about the Plan.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

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ABOUT CAPITAL TRUST, INC.

        References in the prospectus to "we," "us" or "our" and "Capital Trust" refer to Capital Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

        We are a fully integrated, self-managed finance and investment management company that specializes in credit-sensitive structured financial products. We invest in loans, debt securities and related instruments for our own account and on behalf of investment vehicles that we manage. To date, our investment programs have focused on loans and securities backed by commercial real estate assets with the objective of achieving attractive risk-adjusted returns. We conduct our operations to qualify as a real estate investment trust, or REIT, for federal income tax purposes and we elected REIT status commencing with the tax year ended December 31, 2003. We generally intend to distribute substantially all of our taxable income, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles, to our shareholders each year so as to comply with the REIT provisions of the Internal Revenue Code.

        Our principal executive offices are located at 410 Park Avenue, 14th Floor, New York, New York 10022 and our telephone number is (212) 655-0220. Our website address is www.capitaltrust.com. We are not incorporating the information included, or referred to, on our website into this prospectus, and our website and the information included, or referred to, on our website are not a part of this prospectus.

SUMMARY

        The following summary description of our Dividend Reinvestment and Stock Purchase Plan is qualified by reference to the full text of the Plan, which appears in this prospectus.

Purpose of the Plan	The Plan is a convenient and economical stock purchase program available for existing investors to increase their holdings and for new investors to make an initial investment in our common stock. Through the Plan, investors can reinvest the dividends paid on our common stock and, subject to our discretion, purchase shares of our common stock through Optional Cash Investments.
Dividend Reinvestment Options	You may choose from the following options:

Full Dividend Reinvestment: You may elect to reinvest all of your cash dividends by designating your election on your enrollment form. Dividends paid on all shares registered in your name in stock certificate form and/or credited to your account will be reinvested under the Plan in additional shares of common stock. Enrollment forms may be obtained at www.AmStock.com, the website for American Stock Transfer & Trust Company, the Plan Administrator.

Partial Dividend Reinvestment: You may elect to receive part of your dividends in cash by designating your election on your enrollment form. If you elect partial dividend reinvestment, you must specify the number of whole shares for which you want your dividends to be reinvested into additional shares of common stock. Dividends on shares you receive through the reinvestment of dividends will also be reinvested into shares of our common stock, unless you specify otherwise. Dividends paid on all other shares registered in your name in stock certificate form and/or credited to your account will be paid in cash.

No Dividend Reinvestment: You may elect to receive all of your dividends in cash by designating your election on your enrollment form. Dividends paid in cash will be sent to you by check in the manner in which such dividends are sent to shareholders of Capital Trust.

You may change your investment options at any time submitting a new enrollment form to the Plan Administrator. See Question 27 for more information. Dividends paid on all common shares acquired under and held in the Plan will be automatically reinvested in additional shares of our common stock, unless otherwise requested.
Optional Cash Investments	At our sole discretion and with our prior approval, you may make Optional Cash Investments on a monthly basis, subject to a minimum per month purchase of $1,000. See Question 12 for more information.

Pricing Period and Purchase Price for Optional Cash Investments	A Pricing Period is used to determine the price at which shares of our common stock will be purchased in connection with pre-approved Optional Cash Investments.

A Pricing Period is generally a period of one to 10 separate days during which trading of our common stock is reported on the NYSE. Each of these separate days will be a Purchase Date, and an equal proportion of your optional cash purchase will be invested on each trading day during such Pricing Period, subject to specified exceptions. The Purchase Price for shares acquired on a particular Purchase Date will be equal to 100% (subject to any Investment Discount as discussed below) of the unsolicited volume weighted average price, rounded to three decimal places, of our common stock as reported by the NYSE only, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for that Purchase Date. See Question 12 for more information.
Threshold Price
When pre-approved Optional Cash Investments are being used to purchase common stock from us, we may establish a Threshold Price, which is the minimum price at which our common stock must trade on a given day during the Pricing Period for shares to be purchased on that day. Your investment will be reduced, and a proportional amount of your Optional Cash Investment will be returned to you, without interest, for each trading day during a Pricing Period (as it may be extended) that does not meet the Threshold Price. See Question 12 for more information.
Potential Investment Discounts on Pre-Approved Optional Cash Investments
With respect to pre-approved Optional Cash Investments, we may offer a discount of between 0% and 5% from the Purchase Price otherwise applicable to Optional Cash Investments, which we refer to as an Investment Discount. The Investment Discount may vary each month but once established will apply uniformly to all pre-approved Optional Cash Investments. See Question 12 for more information.
Purchase Dates	A Purchase Date is the date or dates on which the Plan Administrator purchases shares of our common stock for the Plan.
Dividend Reinvestment:

The Purchase Date will be (i) if shares are acquired directly from us, the dividend payment date authorized by our board of directors, or (ii) in the case of open market purchases, the date or dates of actual investment, but generally no later than 35 business days following the dividend payment date.
Optional Cash Investments:
The Purchase Dates for pre-approved Optional Cash Investments are discussed in the response to Question 12.

Purchase Price for Dividend Reinvestments	•

If the shares are purchased in the open market, the Purchase Price will be the average price per share of shares purchased. You will be subject to minimal investment fees in connection with open market purchases. See Question 9.
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If the shares are purchased from us, the Purchase Price will be the average of the daily high and low sales prices for a share of our common stock reported by the NYSE on the dividend payment date authorized by our board of directors, or, if no trading occurs in shares of common stock on the applicable dividend payment date, the first NYSE trading day immediately preceding the dividend payment date for which trades are reported.
Discount From Purchase Price for Dividend Reinvestments	We are currently offering a 1% discount from the Purchase Price on dividend reinvestments made pursuant to the Plan.

We may amend the Plan to change the amount of, or eliminate, this discount by providing you notice of this change. In addition, if we decrease or eliminate the discount, we will require you to confirm in writing that you still wish to have your dividends reinvested pursuant to the Plan. See question 33 for more information.
Fees	See Question 9 for certain fees that may be applicable to your participation in the Plan.
No Interest Pending Investment	No interest will be paid on cash dividends or Optional Cash Investments pending investment or reinvestment under the terms of the Plan.
Source of Purchase of Shares
Shares of common stock purchased through the Plan for Optional Cash Investments will be supplied directly by us from newly issued shares. Shares of common stock purchased through the Plan for dividend reinvestments will be supplied directly by us as newly issued shares or via purchases by us of common stock on the open market or through privately negotiated transactions, or by a combination of such purchases, at our option.
Amount Offered
This prospectus is part of a registration statement under which we have registered 5,000,000 shares of common stock authorized to be issued under the Plan. Because we expect to continue the Plan indefinitely, we expect to authorize for issuance and register under the Securities Act of 1933, as amended, which we refer to as the Securities Act, additional shares from time to time as necessary for purposes of the Plan and may otherwise amend the Plan.
Modification or Closure of Your Plan Account	You may modify or close your Plan account by notifying the Plan Administrator. See Question 29 for more information.

Who to Contact with Questions
If you have any questions about the Plan, please call the Plan Administrator, American Stock Transfer & Trust Company, or AST, toll free at (866) 662-3945, 24 hours a day, seven days a week. Customer service representatives are available Monday through Thursday, between the hours of 8:00 A.M. and 7:00 P.M. Eastern time, and Friday, between the hours of 8:00 A.M. and 5:00 P.M. Eastern time. You can also obtain important information about the Plan by going to AST's website at www.AmStock.com.

RISK FACTORS

        You should carefully consider the risk factors below and those incorporated herein by reference in conjunction with the other information contained in or incorporated by reference into this prospectus before deciding to purchase shares of our common stock. In addition to the risk factors below, you should review the risk factors identified in Part I, Item 1A, of our most recent Annual Report on Form 10-K as those factors may be updated in our Quarterly Reports on Form 10-Q, all of which are incorporated by reference into this prospectus. You should consult your financial, tax, legal and other advisors prior to determining whether to participate in the Plan.

Your investment in the Plan is not protected from losses.

        Your investment in the Plan is no different from any investment in shares held by you. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiaries and affiliates, nor the Plan Administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiaries and affiliates, nor the Plan Administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions. Your ability to liquidate or otherwise dispose of shares in the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions.

        Plan accounts are not insured or protected by the Securities Investor Protection Corporation or any other entity and are not guaranteed by the Federal Deposit Insurance Corporation or any government agency.

Capital Trust, its affiliates and the Plan Administrator will have limited liability to you with respect to the Plan.

        Neither we, our subsidiaries, our affiliates, nor the Plan Administrator will be liable for any act, or for any failure to act, as long as we or they have made good faith efforts to carry out the terms of the Plan, as described in this prospectus and on the forms that are designed to accompany each investment, sale or activity.

The Purchase Price for shares purchased or sold under the Plan will vary.

        The Purchase Price for any shares that you purchase or sell under the Plan will vary and cannot be predicted. You may purchase or sell shares at a price that is different from (more or less than) the price that you would face if you acquired or sold shares on the open market on the related dividend payment date or Purchase Date, or sale date, as appropriate.

We may not be able to pay dividends.

        We cannot assure you that we will declare or pay dividends in the future, and nothing contained in the Plan obligates us to do so. In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income each year. This distribution requirement may require us to distribute all or substantially all of our available cash and therefore may affect our ability to maintain dividend payments in the future if earnings decline. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. If we are unable to qualify for REIT tax status, then we may not be able to make distributions to our shareholders.

We may change our determination as to whether the Plan purchases shares for dividend reinvestments directly from us, which could increase the fees you pay in connection with purchases under the Plan.

        Although we presently expect that most shares purchased for dividend reinvestments will be purchased directly from us in the form of newly issued shares, we may, without giving you prior written notice, decide to instruct AST to purchase shares of our common stock for dividend reinvestments directly from third parties through open market transactions. Such purchases will be subject to processing fees, which are currently 2% of the dividend, subject to a maximum of $2.50, and commissions, which are currently $0.10 per share.

You will not earn any interest on your dividends or cash pending investment.

        No interest will be paid on dividends, cash or other funds held by the Plan Administrator pending investment or disbursement.

The market price for our common stock varies, and you should purchase shares for long-term investment only.

        Although our common stock currently is traded on the NYSE, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all of your shares at one time or at a favorable price, if at all. As a result, you should participate in the Plan only if you are capable of, and seeking, to make a long-term investment in our common stock.

You may incur tax obligations without receiving cash with which to pay those obligations.

        If you reinvest dividends under the Plan, you will be treated for federal income tax purposes as having received a dividend on the date shares of common stock are purchased on your behalf under the Plan, which may give rise to a tax payment obligation without providing you with cash to pay such tax when it becomes due. See Question 37 for a description of federal income tax consequences of participating in the Plan.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we incorporate by reference contain certain forward-looking statements which are subject to various risks and uncertainties, including without limitation, statements relating to the operating performance of our investments and financing needs. For these statements, we claim the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of forward looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are not guarantees of performance. They are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our financial condition, operations and future prospects include, but are not limited to, new origination volume, the continued credit performance of the our loans and commercial mortgage-backed securities investments, the asset/liability mix, the effectiveness of our hedging strategy and the rate of repayment of our portfolio assets, as well as other risks indicated from time to time in the Company's Form 10-K and Form 10-Q filings with the Securities and Exchange Commission.

        When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents incorporated herein by reference. You are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus or, if applicable, the date of the information incorporated herein by reference, as the case may be. The factors discussed or referred to above under "Risk Factors" and other factors noted throughout this prospectus and the documents we incorporate by reference could cause our actual results to differ significantly from those contained in any forward-looking statement.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THE PLAN

1.     What is the Purpose of the Plan?

        The Plan is a convenient and economical stock purchase program available for existing investors to increase their holdings and for new investors to make an initial investment in our common stock. Participants in the Plan may have all or any portion of their cash dividends automatically reinvested in our common stock. Participants may also, at our discretion and with our pre-approval, elect to make monthly Optional Cash Investments. The primary purpose of the Plan is to benefit long-term investors who want to increase their investment in our common stock. We may also use the Plan to raise additional capital through the direct sale of our common stock to shareholders or new investors, who, in connection with any resales of such shares, may be deemed to be underwriters.

        Participation in the Plan is voluntary, and we give no advice regarding your decision to join the Plan. However, if you decide to participate, enrollment forms are available, and may be completed, online to the extent you did not receive an enrollment form with this prospectus or wish to enroll online. You can access these services through AST's website, www.AmStock.com.

2.     What options are available under the Plan?

        If you are a Capital Trust shareholder and elect to participate in the Plan, you may have cash dividends on all or any portion of your shares of our common stock held by you automatically reinvested in additional shares of our common stock. Whether or not you are currently a Capital Trust shareholder, you may, at our sole discretion, make Optional Cash Investments in our common stock of as little as $1,000 per month. Optional Cash Investments may only be made with our prior approval pursuant to a written request for investment and are not subject to a predetermined maximum limit on the amount of the investment. We may establish a discount ranging from 0% to 5% with respect to pre-Optional Cash Investments that we have approved pursuant to a written request for investment. Please refer to Questions 11 and 12 for further information regarding Optional Cash Investments.

3.     What are the benefits and disadvantages of the Plan?

        The primary benefits of participating in the Plan are as follows:

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  You may automatically reinvest cash dividends on all or a portion of your holdings of common stock in additional shares of common stock at a discount (currently 1%) to the Purchase Price.

  •
  You may also invest in shares of our common stock through Optional Cash Investments, subject to our prior written approval, in minimum amounts of $1,000. You may make Optional Cash Investments even if you do not elect to participate in the Plan's dividend reinvestment option. You may make Optional Cash Investments whether you currently own our common stock or are a new investor.

  •
  Shares of common stock purchased directly from us under the Plan will be issued without a sales commission.

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  Your funds are subject to full investment under the Plan because your account will be credited with the purchase of whole shares, as well as fractional shares computed to three decimal places. Dividends will be paid not only on whole shares but also proportionately on fractional shares held in your account. Dividends paid on all such shares, including fractional shares, will be used to purchase additional shares of common stock, unless you specify otherwise.

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  You may direct the Plan Administrator to transfer, at any time at no cost to you, all or a portion of your shares in the Plan to a Plan account for another person as long as you meet all of the transfer requirements as set forth in Question 25.

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  The Plan offers a "share safekeeping" service that allows you to deposit your common stock certificates with the Plan Administrator for $7.50 and to have your ownership of common stock purchased under the Plan maintained on the Plan Administrator's records in uncertificated form as part of your Plan account, if you so desire.

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  You will receive statements containing year-to-date information on all Plan transactions in your account within a reasonable time after a transaction occurs, as well as on a quarterly basis, that are designed to simplify your recordkeeping.

        For a description of disadvantages of participating in the Plan, see "Risk Factors" above.

4.     Who is eligible to participate in the Plan?

        The Plan is open to all U.S. residents, whether or not they currently own shares of our common stock.

5.     Can non-U.S. citizens participate in the Plan?

        Yes. If you are not a U.S. citizen, you can participate in the Plan, provided there are no laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Plan. We reserve the right to terminate the participation of any shareholder if we deem it advisable under any foreign laws or regulations. You will be subject to certain tax withholding regarding dividends that are reinvested.

6.     How do I enroll in the Plan if I am already a Capital Trust shareholder?

        After being furnished with a copy of this prospectus, you may join the Plan at any time by enrolling on-line through AST at www.AmStock.com or by completing and returning an enrollment form. All plan materials, including enrollment forms, as well as other plan forms and this prospectus, are available through the Plan Administrator as indicated in the answer to Question 29 below.

        You will become a participant after a properly completed enrollment form has been received and accepted by the Plan Administrator or after you enroll on-line.

7.     I already own shares, but they are held by my bank or broker and registered in "street name." How can I participate in the Plan?

        If you are the beneficial owner of common stock registered in "street name" (for example, in the name of a bank, broker or trustee), you may participate in the Plan by either: (1) transferring those securities into your own name and depositing those shares of common stock into the Plan for safekeeping and/or electing to reinvest cash dividend payments on those shares in common stock (see the answer to Question 23); or (2) making arrangements with your record or registered holder (for example, your bank, broker or trustee, who will become the participant) to participate in the Plan on your behalf.

8.     I am not currently a Capital Trust shareholder. How do I enroll in the Plan?

        If you do not currently own any shares of our common stock and you wish to become a shareholder and a participant in the Plan, you may submit a request for investment, which, if approved, will allow you to make an Optional Cash Investment and become a participant in the Plan. Please refer to Questions 11 and 12 for information with respect to Optional Cash Investments.

9.     Are there fees associated with participation in the Plan?

        Yes. The fees below apply to your enrollment and participation in the Plan. These fees are payable to AST and we do not receive any part of these fees.

	Fees
	If Purchases are Made Directly from Us	If Purchases (Sales) are Made in the Open Market
Enrollment fee for new investors	$0	$0
Service fee for Optional Cash Investments made via check or wire transfer	$2.50	$2.50
Service fee for dividend reinvestment:	2% ($2.50 max)	2% ($2.50 max)
Processing fee for Optional Cash Investments:	None	N/A
Service fee for sale of shares (partial or full) or termination	—	15.00
Commission on all purchases and sales of shares	$0	$0.10 per share
Return check or failed electronic payment fee (see Question 18 for additional details)	$25.00	$25.00
Deposit or share certificate safekeeping service	$7.50	$7.50

10.   What are the dividend payment options?

        You may select from the following dividend options:

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  Full Dividend Reinvestment:    You may elect to reinvest all of your cash dividends by designating your election on your enrollment form. Dividends paid on all shares registered in your name in stock certificate form and/or credited to your account will be reinvested under the Plan in additional shares of common stock. Automatic reinvestment of your dividends does not relieve you of liability for income taxes that may be owed on your dividends.

  •
  Partial Dividend Reinvestment:    You may elect to receive part of your dividends in cash by designating your election on your enrollment form. If you elect partial dividend reinvestment, you must specify the number of whole shares for which you want your dividends to be reinvested into additional shares of common stock. Dividends on shares you receive through the reinvestment of dividends will also be reinvested into shares of our common stock, unless you specify otherwise. Dividends paid on all other shares registered in your name in stock certificate form and/or credited to your account will be paid in cash.

  •
  No Dividend Reinvestment:    You may elect to receive all of your dividends in cash by designating your election on your enrollment form. Dividends paid in cash will be sent to you by check in the manner in which such dividends are sent to shareholders of Capital Trust.

        We are currently offering a 1% discount from the Purchase Price on dividend reinvestments made pursuant to the Plan. We may amend the Plan to change the amount of, or eliminate, this discount by providing you notice of this change. In addition, if we decrease or eliminate the discount, we will require you to confirm in writing that you still wish to have your dividends reinvested pursuant to the Plan. See question 33 for more information.

        Automatic reinvestment of your dividends does not relieve you of liability for income taxes that may be owed on your dividends. Dividends paid on shares credited to your account will be included in information provided both to you and the Internal Revenue Service, or IRS. You will be treated for federal income tax purposes as having received a dividend on the date shares of common stock are purchased on your behalf under the Plan, which may give rise to a tax payment obligation without providing you with immediate cash to pay such tax when it becomes due. See Question 37 for a description of federal income tax consequences of participating in the Plan.

        AST will begin to reinvest your dividends automatically on the next dividend payment date after AST receives your fully completed enrollment form and initial investment, if applicable. If your completed enrollment form and initial investment, if applicable, arrive after the record date, reinvestment may not begin until the following dividend.

11.   What are the minimum and maximum amounts for Optional Cash Investments?

        If you are a current shareholder, or if you wish to become a shareholder, you may, if we approve your request for investment, make Optional Cash Investments subject to a minimum investment of $1,000 in any given month. There currently is no maximum limit for Optional Cash Payments. However, each Optional Cash Investment is subject to our prior written approval.

        We may adjust all minimum and maximum plan investment amounts at our discretion from time to time after notification to all participants.

12.   How do I make Optional Cash Investments?

        Optional Cash Investments may be made only pursuant to our acceptance of a written request for investment, which shall be made on a request form (a "Request for Investment"). We expect to approve Requests for Investment from financial intermediaries, including brokers and dealers, and other participants from time to time.

        Participants may ascertain whether we are accepting Requests for Investment in any given month and certain other important information by telephoning us on the first business day of each month at (877) 284-6211 or such other number as we may establish from time to time. In addition, participants may ascertain whether we are accepting Requests for Investment in the first month that the Plan is activated by calling the number above on or about the date of this prospectus. When investors call this number, we will inform them (by a prerecorded message) of one of the three following pieces of information:

  •
  that we will not be accepting Requests for Investment that month;

  •
  that we will be accepting Requests for Investment that month. If this is the case, we will provide relevant information such as:

            (a)   the date on which a Pricing Period will begin (see "Purchase Price of Shares for Optional Cash Investments" below);

            (b)   the number of days in the Pricing Period (see "Purchase Price of Shares for Optional Cash Investments" below);

            (c)   the minimum price, if any, at which our common stock will be sold (see "Threshold Price" below);

            (d)   the discount, if any, applicable to Optional Cash Investments (see "Investment Discount" below);

            (e)   whether or not the Pricing Period extension feature will be activated (see "Pricing Period Extension Feature" below); or

  •
  that we have not yet determined whether we will be accepting Requests for Investment. If this is the case, we will inform participants of a date later in the month when they can call to inquire as to whether we will be accepting Requests for Investment.

        We have the sole discretion to approve or reject any Request for Investment during any month. We may grant such requests in order of receipt, price offered, or by any other method that we determine to be appropriate. We also may adjust the amount that you may invest on a pro rata basis.

In deciding whether to approve your Request for Investment, we may consider, among other things, the following factors:

  •
  our need for additional funds;

  •
  our desire to obtain such additional funds through the sale of our common stock as compared to other sources of funds;

  •
  the purchase price likely to apply to any sale of our common stock;

  •
  the extent and nature of your prior participation in the Plan;

  •
  the number of shares of common stock you hold of record; and

  •
  the total amount of Optional Cash Investments for which Requests for Investment have been submitted.

        We will decide whether to approve a submitted request at least two days prior to the commencement of the applicable Pricing Period. If you do not receive a response from us in connection with your Request for Investment, you should assume that we have denied your request.

        We must receive a Request for Investment no later than 5:00 P.M., Eastern time, on the day we establish the terms for Optional Cash Investments, which is the third business day before the first day of the relevant Pricing Period. If we approve your Request for Investment, we will notify you and the Plan Administrator in writing on or before 5:00 P.M., Eastern time on the second business day prior to the first day of the Pricing Period. Available funds for Optional Cash Investments must be received by the Plan Administrator by wire transfer or check (see "Payment by Check" below) by no later than 3:00 P.M., Eastern time, one business day prior to the first day of the relevant Pricing Period. To obtain a Request for Investment form or additional information, a participant may visit AST's website, at www.AmStock.com, or call AST, toll free at (866) 662-3945. Completed request forms should be faxed directly to us "Attn: CT DRIP" at (877) 284-7601 or such other number as we may establish from time to time.

        Purchase Price of Shares for Optional Cash Investments.    Shares purchased pursuant to an approved Request for Investment will be purchased directly from us on the terms described herein, including the possible establishment of a "Threshold Price" as more fully described below. The Purchase Price may be reduced by any Investment Discount that we have provided for Optional Cash Investments on each Purchase Date. If we grant your Request to purchase shares pursuant to a Request for Investment, there will be a "Pricing Period," which will generally consist of one to 10 separate days during which trading of our common stock is reported on the NYSE. Each of these separate days will be a Purchase Date, and an equal proportion of your Optional Cash Investment will be invested on each trading day during such Pricing Period, subject to the qualifications listed below. The Purchase Price for shares acquired on a particular Purchase Date will be equal to 100% (subject to any Investment Discount as described below) of the unsolicited volume weighted average price, rounded to three decimal places, of our common stock as reported by the NYSE only, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for that Purchase Date (the "Daily VWAP"). Plan shares will not be available to Plan participants until the conclusion of each month's Pricing Period or investment unless we elect to activate the continuous settlement feature, in which case shares purchased on a particular Purchase Date will be available within three business days of that Purchase Date.

        The Plan Administrator will apply all Optional Cash Investments made pursuant to an approved Request for Investment for which good funds are received on or before the first business day before the Pricing Period to the purchase of shares of our common stock on each Purchase Date of the applicable Pricing Period, subject to any Threshold Price we set as described below.

        Threshold Price.    We may establish a minimum price, or the Threshold Price, applicable to Optional Cash Investments for a Pricing Period. This determination will be made by us in our discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs. If the Threshold Price is established, we will so notify the Plan Administrator of its amount. As noted above, investors may telephone us on the first business day of each month at (877) 284-6211, or such other number as we may establish from time to time, to ascertain whether a Threshold Price has been set and, if so, its dollar amount.

        If established for any Pricing Period, the Threshold Price will be stated as a dollar amount that the Daily VWAP for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period any trading day that Daily VWAP is less than the Threshold Price. We also will exclude from the Pricing Period and from the determination of the Purchase Price any day in which no trades of common stock are made on the NYSE. For example, if the Threshold Price is not met for two of the trading days in a 10-day Pricing Period, then we will return 20% of the funds you submitted in connection with your Request for Investment unless we have activated the Pricing Period extension feature for the Pricing Period which is described below.

        Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any other Pricing Period. We may waive our right to set a Threshold Price for any particular Pricing Period. Neither we nor the Plan Administrator is required to give you notice of the Threshold Price for any Pricing Period.

        Pricing Period Extension Feature.    We may elect to activate for any particular Pricing Period the Pricing Period extension feature, which will provide that the initial Pricing Period will be extended by the number of days that the Threshold Price is not satisfied, or on which there are no trades of our common stock reported by the NYSE, subject to a maximum of five trading days. If we elect to activate the Pricing Period extension feature and the Threshold Price is satisfied for any additional day that has been added to the initial Pricing Period, that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Threshold Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is 10 days, and the Threshold Price is not satisfied for three out of those 10 days in the initial Pricing Period, and we had previously announced at the time of the Request for Investment acceptance that the Pricing Period extension feature was activated, then the Pricing Period will automatically be extended, and if the Threshold Price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will become Purchase Dates in lieu of the three days on which the Threshold Price was not met. As a result, because there were 10 trading days during the initial and extended Pricing Period on which the Threshold Price was satisfied, all of the optional cash purchase will be invested.

        Return of Unsubscribed Funds.    We will return a portion of each Optional Cash Investment pursuant to a Request for Investment for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Threshold Price is not met or for each day in which no trades of common stock are reported on the NYSE ("unsubscribed funds"). Any unsubscribed funds will be returned within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. The amount returned will be based on the number of days during which the Threshold Price was not met compared to the number of days in the Pricing Period or extended Pricing Period. For example, the returned amount in a 10-day Pricing Period will equal one-tenth (1/10) of the total amount of such Optional Cash Investment for each trading day that the Threshold Price is not met or for each trading day in which sales are not reported.

        Investment Discount.    Each month we may establish a discount from the Purchase Price applicable to Optional Cash Investments. The Investment Discount may be between 0% and 5% of the Purchase Price and may vary each month.

        The Investment Discount will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds and current and projected capital needs. Setting an Investment Discount for a particular month shall not affect the setting of an Investment Discount for any subsequent month.

        Payment by Check.    You may make Optional Cash Investments in our common stock by sending to AST a check for the purchase of additional shares. The check must be made payable to "American Stock Transfer & Trust Company—CT Dividend Reinvestment and Stock Purchase Plan," drawn on a U.S. bank and payable in U.S. dollars. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, AST is unable to accept checks clearing through non-U.S. banks. All checks should be sent to AST, at the address for transaction processing provided in Question 29. AST will not accept cash, money orders, traveler's checks or third party checks. If payment is made by check, your check should be accompanied by your completed Request for Investment that has been signed by Capital Trust.

13.   What transactions can I conduct through AST's online services?

        AST offers you a convenient way to invest in our common stock completely online, without having to send in any forms or checks by mail. Through AST's online services, you may:

  •
  Enroll in the Plan;

  •
  Review your transaction history and position summary;

  •
  Request certificates;

  •
  Arrange for online sales of some or all of your shares;

  •
  Download enrollment and other forms;

  •
  Update certain of your contact information;

  •
  Receive transaction confirmations via email;

  •
  make inquiries via live chat; and

  •
  Arrange to receive Capital Trust annual reports and other materials over the Internet.

        You can access these services through the investor relations section of AST's website, www.AmStock.com. Participation in the Plan through the Internet is entirely voluntary.

        If you are currently a Capital Trust shareholder of record (i.e., you do not hold your shares in "street name"), you will need your account number, social security number and password to access your account online. Persons who hold common stock in "street name" do not have accounts at AST.

14.   What is the source of our common stock purchased through the Plan?

        Shares of common stock purchased through the Plan for Optional Cash Investments will be supplied directly by us from newly issued shares.

        For dividend reinvestments, shares will be purchased by the Plan Administrator:

  •
  directly from us—in the form of newly issued shares;

  •
  from parties other than us, through open market transactions; or

  •
  using a combination of direct purchases and open market transactions;

in each case, at our sole discretion.

        With respect to dividend reinvestments, we may also, without prior notice to participants, change our determination as to whether shares of common stock will be purchased by the Plan Administrator directly from us or in the open market or in privately negotiated transactions. In connection with any reinvestment of dividends in which the Plan Administrator purchases shares of our common stock on the open market, you will pay your pro rata share of all brokerage commissions.

        Share purchases in the open market may be made on any stock exchange where our common stock is traded or in privately negotiated transactions on such terms as AST may reasonably determine. Neither Capital Trust nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by AST. No one, other than AST, may select the broker or dealer through or from whom purchases are to be made.

        We presently expect that most shares will be purchased directly from us in the form of newly issued shares.

15.   When will shares be purchased under the Plan?

        The "Purchase Date" is the date or dates on which the Plan Administrator purchases shares of our common stock for the Plan, as described below.

        Dividend Reinvestments.    If the Plan Administrator acquires shares directly from us, it will combine the dividend funds of all Plan participants whose dividends are automatically reinvested and will generally invest such dividend funds on the dividend payment date. If the dividend payment date falls on a day that is not a NYSE trading day, then the investment will occur on the next NYSE trading day. If the Plan Administrator acquires shares from parties other than us through open market transactions, such purchases will occur during a period beginning on the day that would be deemed the Purchase Date if the shares were acquired directly from us (the dividend payment date or, if the dividend payment date falls on a day that is not a NYSE trading day, the next NYSE trading day) and ending no later than thirty-five (35) days following the applicable dividend payment date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations. The record date associated with a particular dividend is referred to in this Plan as a "dividend record date."

        Optional Cash Investments.    The Purchase Dates for Optional Cash Investments are discussed in response to Question 12.

16.   At what price will shares be purchased?

        The price of shares for dividend reinvestments will be determined as follows:

  •
  If the shares are purchased in the open market, the Purchase Price will be the average price per share of shares purchased. You will be subject to minimal investment fees in connection with open market purchases. See Question 9.

  •
  If the shares are purchased from us, the Purchase Price will be the average of the daily high and low sales prices for a share of our common stock reported by the NYSE on the dividend payment date authorized by our board of directors, or, if no trading occurs in shares of common stock on the applicable dividend payment date, the first NYSE trading day immediately preceding the dividend payment date for which trades are reported.

        The Purchase Price for Optional Cash Investments is discussed in response to Question 12.

17.   Will fractional shares be purchased?

        If any dividend or optional cash investment is not sufficient to purchase a whole share of our common stock, a fractional share (calculated to three decimal places) will be credited to your account. Dividends will be paid on the fraction and will be reinvested or paid in cash in accordance with your standing instructions.

18.   How are payments with "insufficient funds" handled?

        In the event that any check or other deposit is returned unpaid for any reason or your pre-designated bank account does not have sufficient funds for an automatic debit, AST will consider the Request for Investment of that purchase null and void. AST will immediately remove from your account any shares already purchased in anticipation of receiving those funds and will sell such shares. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, AST may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a $25.00 charge for any check or other deposit that is returned unpaid by your bank. This fee will be collected by AST through the sale of the number of shares from your Plan account necessary to satisfy the fee.

19.   Will interest be paid on Plan accounts?

        No. Interest will not be paid on Plan accounts or on any amounts held pending investment.

20.   Who will hold the additional shares purchased through the Plan?

        Shares purchased through the Plan are held in safekeeping in book-entry form on AST's records, unless your request a stock certificate in accordance with the response to Question 21 below. The number of shares (including fractional interests) held for each participant will be shown on each account statement. Keeping shares in book-entry form protects against certificate loss, theft and destruction.

21.   How may I receive a stock certificate?

        You may obtain a physical stock certificate (at no cost) for some or all of your whole shares at any time by requesting AST to withdraw shares from your Plan account. You may make such a request by going to www.AmStock.com, calling AST directly at (866) 662-3945 or by using the tear-off form attached to the account statement. Certificates are normally issued to participants within five business days after receipt of the request. Issuing a certificate for shares held in your Plan account does not affect the automatic reinvestment of your dividends unless you withdraw all of the shares held in your Plan account. No certificates will be issued for fractional shares of common stock. Any remaining whole or fractional shares will continue to be credited to your account. If you request a certificate for all shares credited to your account, a certificate will be issued for the whole shares, and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then current market price of the common stock, less any processing fee and any other costs of sale. Please refer to Question 27 for instructions on closing your Plan account.

22.   How do I replace a lost, stolen or destroyed stock certificate?

        If your stock certificate is lost, stolen or destroyed, you should notify AST immediately so that a stop transfer order can be placed on the certificate. You should provide as much specific information about the certificate in question as possible in order to assist AST in identifying which certificate to place a stop transfer order against (certificate number, number of shares, date issued, etc.). AST will send you the forms necessary for issuing a replacement certificate. Please note that there is a fee of approximately 2% of the market value of the shares (minimum of $40.00) charged to purchase the replacement indemnity bond.

23.   May I add my physical shares of Capital Trust common stock to my Plan account for safekeeping?

        At the time of enrollment in the Plan or at any later time, you may use the Plan's share certificate safekeeping service to deposit with AST any share of our common stock in certificate form in your possession and registered in your name. To combine shares held in certificate form with shares held through your Plan account, you must complete the tear-off section of the account statement and submit it, or a letter of instruction, with your certificates to AST at the address provided in Question 29. You should not sign the certificate(s) or complete the assignment section. There is a $7.50 charge for this service. Since you bear the risk of loss in transit, you should send your stock certificates by registered mail, return receipt requested and insured for 2% of the market value, or by some other form of traceable and/or insurable delivery. Shares held through your Plan account will be protected against certificate loss, theft and damage.

24.   How may I sell shares I hold through the Plan?

        You can sell some or all of the shares held in your Plan account by contacting AST online at www.AmStock.com or you may call AST directly at (866) 662-3945. You can also submit your request to AST by completing and submitting the tear-off portion of the account statement. AST will cause your shares to be sold on the open market within five business days of receipt of your request. AST may combine your shares to be sold with those of other Plan participants selling shares at the same time. The sales price per share will be the weighted average price per share received by AST for all sales made on that day (and any succeeding days necessary to complete the sale order). Once sold, AST will send you the proceeds, less a service fee of $15.00 and applicable processing fees, currently $0.10 per share sold, which include any brokerage commission that the Plan Administrator is required to pay. Proceeds are normally paid by check, which is distributed within 24 hours after your sale transaction has settled.

        AST reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than AST, will select the broker(s) or dealer(s) through or from whom sales are to be made.

        You should be aware that the price of our common stock may rise or fall during the period between a request for sale, its receipt by AST and the ultimate sale on the open market. Instructions sent to AST to sell shares are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker of your own choosing and sell them through that broker.

25.   Can I transfer shares that I hold in the Plan to someone else?

        Yes. You may transfer ownership of some or all of your shares held through the Plan. You may call AST at (866) 662-3945 for complete transfer instructions or go to www.AmStock.com to download the appropriate materials. You will be asked to send AST written transfer instructions and your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program ensures that the individual signing is in fact the owner of the shares to be transferred. A notary is not sufficient.

        You may transfer shares to new or existing Capital Trust shareholders. You may not transfer fractional shares.

26.   I've just moved. How can I request a change of address or update other personal data?

        It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call AST at (866) 662-3945 or write to them at the address provided in Question 29. You can also update your personal data through AST's online services at www.AmStock.com.

27.   How may I modify or close my Plan account?

  •
  Changing Dividend Reinvestment Options or Stopping Dividend Reinvestment:    You may change dividend reinvestment options or stop dividend reinvestment by submitting a new election form to the Plan Administrator by mail at the address for transaction processing in the response to Question 29. To be effective for a specific dividend, AST must receive any change before or on the record date for such dividend. Record dates are usually 15 days prior to dividend payment dates. If AST does not receive your new election form before the record date for the next dividend, the changes will not be effective with respect to that dividend and will take effect with respect to the following dividend. After processing a request to stop dividend reinvestment, any shares credited to your account under the Plan will continue to be held in book entry form, and dividends on any of your shares held in book-entry form or stock certificate form will be paid in cash by check.

  •
  Closing your Plan account.    You may close your Plan account by:

            (a)   Requesting that AST issue a stock certificate for all of your whole shares and a check for the value of any fractional share. See Question 21 for additional information on requesting a stock certificate; or

            (b)   Requesting that AST sell the shares held in your Plan account on the open market and remit to you a check for the proceeds for all full and fractional shares, less a service fee of $15.00 and applicable processing fees. See Question 24 for additional information on sales.

        In order to be effective for a particular dividend, AST must receive a request to close your Plan account at least five business days prior to the dividend payment date.

28.   Are there any other limits on the purchase of shares of common stock under the Plan?

        For us to qualify as a REIT under the Internal Revenue Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified pension plans) during the last half of a taxable year.

        For the purpose of preserving our qualification as a REIT for federal income tax purposes, our charter prohibits direct or constructive ownership by any individual of more than a certain percentage, currently 9.9%, of the lesser of the total number or value of the outstanding shares of our common stock as a means of preventing ownership of more than 50% of our common stock by five or fewer individuals.

        Our charter further prohibits any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as described below, is required to give us immediate written notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

        Our board of directors, in its sole discretion, may exempt a person from, or modify, these limits, subject to such terms, conditions, representations and undertakings as it may determine. Our charter provides for, and our board of directors has granted, limited exemptions to certain persons who directly or indirectly own our stock, including officers, directors and shareholders controlled by them or trusts for the benefit of their families.

        Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in our charter, prior to the date of the transfer. The shares transferred to the trust will generally be selected so as to minimize the aggregate value of shares transferred to the trust. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. If necessary to protect our status as a REIT, we may establish additional trusts with distinct trustees and charitable beneficiaries to which shares may be transferred.

        Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

        In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

        All certificates representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.

        Every owner of more than such percentage as may from time to time be established by our board of directors, or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder, of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each shareholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

29.   Who administers and interprets the Plan? How do I contact them?

        Administration of the Plan is conducted by the individual (who may our employee), bank, trust company or other entity (including our company) appointed from time to time by us to act as administrator of the Plan. AST is the current Plan Administrator. The Plan Administrator is responsible for administering the Plan, receiving all your cash investments, maintaining records of account activities, issuing statements of account and performing other duties required by the Plan. The number of shares credited to your account under the Plan will be shown on your statement of account.

        You may contact AST by:

Internet

        You can obtain information and perform certain transactions on your plan account on the AST website at www.AmStock.com.

Telephone

        You can telephone AST toll-free within the United States and Canada by calling (866) 662-3945. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available Monday through Thursday, between the hours of 8:00 A.M. and 7:00 P.M. Eastern time, and Friday, between the hours of 8:00 A.M. and 5:00 P.M. Eastern time (except holidays).

Mail

        You may write to the Plan Administrator at the following address:

        For inquiries, to:

  •
  Capital Trust Dividend Reinvestment and Stock Purchase Plan
  c/o American Stock Transfer & Trust Company
  Dividend Reinvestment Department
  6201 15th Avenue
  Brooklyn, New York 11219

        For transaction processing, to:

  •
  Capital Trust Dividend Reinvestment and Stock Purchase Plan
  c/o American Stock Transfer & Trust Company
  Dividend Reinvestment Department
  P.O. Box 922
  Wall Street Station
  New York, NY 10269-0560

        You should be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Capital Trust on all correspondence.

30.   What reports will I receive?

        Easy to read statements of your calendar year-to-date account activity will be sent to you promptly after the settlement of each transaction, which will simplify your record keeping. Each statement will show the amount invested, the purchase or sale price, the number of shares purchased or sold and the applicable service fees, as well as any activity associated with share deposits, transfers or withdrawals. These statements are a record of your Plan account activity and identify your cumulative share position. Please notify AST promptly if your address changes. In addition, you will receive copies of the same communications sent to all other holders of our common stock, such as our annual reports and proxy statements. You will also receive any Internal Revenue Service information returns, if required. If you prefer, and if such materials are available online, you may consent to receive communications from us electronically over the Internet. Instead of receiving materials by mail, you will receive an electronic notice to the e-mail address of record, notifying you of the availability of our materials and instructing you on how to view and act on them. In addition, you can review your current account status, Plan options and transaction history online at any time at www.AmStock.com. Please retain all transaction statements for tax purposes as there may be a fee for reconstructing past history.

31.   What if Capital Trust issues a stock dividend or declares a stock split or rights offering?

        Any stock dividends or split shares of common stock distributed by us to you will be based on both the shares of common stock registered in your name in certificate form and the shares (whole and fractional) credited to your Plan account. Such stock dividend or stock split shares will be added to your Plan account in book-entry form. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction. In the event of a rights offering, you will receive rights based upon the total number of whole shares you own, whether the shares are held in the form of a physical certificate or held in a Plan account. Any transactions under the Plan may be curtailed or suspended until the completion of any stock dividend, stock split or corporate action.

32.   How do I vote my Plan shares at shareholders' meetings?

        In connection with any meeting of our shareholders, you will receive proxy materials either online or by mail based on your preference. Such material will include a proxy card representing both the shares for which you hold physical certificates and the shares held in your Plan account. Those shares will only be voted as you indicate on your executed proxy whether submitted by telephone, online or through the mail. If you sign and return the proxy card and no voting instructions are given with respect to any item on the proxy card, all of your shares will be voted in accordance with our recommendations. This is the same procedure that is followed for all other shareholder who return signed proxy cards and do not provide instructions. If you do not return the proxy card, or if you do not sign it, none of your shares will be voted. As an alternative to returning your proxy card, you may also vote all of your shares in person at the shareholders' meeting.

33.   Can the Plan be changed and can the Plan Administrator terminate my Plan account?

        We may suspend, modify or terminate the Plan at any time. All participants will receive notice of any such suspension, modification or termination. Amendments may include, among other things, our appointment of a successor Plan administrator and a change in the amount, or the elimination, of the discount offered in connection with purchases of our common stock through the reinvestment of dividends. We will notify you of any changes in the discount offered on dividend reinvestments. To the extent we decrease the amount of the discount offered in connection with dividend reinvestments, we will also require you to confirm in writing that you still wish to have your dividends reinvested pursuant to the Plan. If you do not provide this confirmation, we will no longer reinvest your dividends in shares of our common stock, and dividends will be paid to you in cash by check. If the Plan is terminated, whole shares will continue to be held in book-entry form in your Plan account or distributed in certificate form at our sole discretion. A cash payment will be made for any fractional share.

        The Plan Administrator may terminate your Plan account if you do not own at least one whole share. In the event your Plan account is terminated for this reason, a check for the cash value of the fractional share will be sent to you, less any service and processing fees, and your account will be closed.

34.   What are the responsibilities of Capital Trust and AST under the Plan?

        Neither we, our subsidiaries, our affiliates, nor AST will be liable for any act or omission to act, which was done in good faith, including any claim of liability (1) arising out of the failure to cease reinvestment of dividends for a participant's account upon the participant's death prior to receipt of notice in writing of the death along with a request to cease dividend reinvestment participation from a qualified representative of the deceased, and (2) with respect to the prices or times at which shares are purchased or sold for you. AST will have no liability for failed executions due to reasons beyond AST's control.

        You should recognize that neither Capital Trust nor AST can assure you of a profit or protect you against a loss on shares purchased through the Plan. You must make independent investment and participation decisions based on your own judgment and research as you alone bear the risk of fluctuations in the market value of our common stock. You bear the risk of loss in value and you enjoy the benefits of gains from market price changes with respect to all of your shares.

35.   Will dividends continue to be paid while the Plan is in effect?

        In order to continue to qualify as a REIT, we must distribute to our shareholder at least 90% of our REIT taxable income (with certain adjustments) each year. This distribution requirement may limit our ability to maintain a constant level of dividend payments in the future if earnings decline, and limits the capital available to us to internally fund growth. The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Failing to qualify as a REIT could adversely affect our tax status and reduce the amount of money available for distributions to our shareholders. Our board of directors has the ultimate discretion over our investment, financing and dividend policies, subject to statutory and regulatory requirements and other factors, such as maintaining our status as a REIT. While we expect to continue paying distributions to our shareholders, the amount and timing of these distributions may be changed, or the payment of dividends terminated, at any time without notice.

36.   Can I pledge my Plan shares?

        You may not pledge or assign book-entry shares held in your Plan account. Unless you first remove your shares from the Plan and request stock certificates for the shares, please note that you will not be able to pledge or hypothecate any shares held in your Plan account.

37.   What are the federal income tax consequences of participating in the Plan?

        The following is a summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax and other advisors for information about your specific situation. This summary does not address the tax implications of your ownership of shares of the common stock of a REIT, including the effect of distributions made in respect of such shares. New investors and current stockholders should also consult the general discussion under the caption "Federal Income Tax Considerations Relating to Capital Trust" for a summary of federal income tax considerations related to the ownership of our common stock.

        Our distributions to shareholders constitute dividends for federal income tax purposes up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable as ordinary income (except to the extent that we designate any portion of such dividend as a "capital gain" dividend or, in the case of shareholders taxed at individual rates who satisfy certain holding period requirements, as "qualified dividend income" pursuant to applicable federal income tax rules). To the extent that we make a distribution in excess of our earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your tax basis in our common stock and, to the extent in excess of your basis, will be taxable as a gain realized from the sale of your common stock. Distributions to corporate shareholders, including amounts taxable as dividends to corporate shareholders, will not be eligible for the corporate dividends-received deduction.

        If you participate in the dividend reinvestment program under the Plan, it is expected that you will be treated for federal income tax purposes as having received, on the date the shares are acquired, a distribution in an amount equal to the sum of (a) the fair market value of the shares on the date the shares were acquired with reinvested dividends and (b) any cash distributions actually received by you with respect to common stock not included in the Plan. The treatment of Optional Cash Investments is unclear, with most of the guidance being private letter rulings issued by the IRS on which other taxpayers are not entitled to rely. In the most recent private letter ruling (involving a plan which did not use open market purchases), the IRS concluded that there is no deemed distribution in connection with stock acquired through a stock purchase plan. In that ruling, the IRS did not make any distinction between persons who participate only in the stock purchase plan and persons who participate in the dividend reinvestment plan and the stock purchase plan. In earlier private letter rulings, the IRS has suggested that a participant in both plans is treated as receiving a distribution with respect to the Optional Cash Investments, which is taxed as described above, in an amount equal to (i) any excess of the fair market value of the shares on the investment date over the amount of the optional cash payment, plus (ii) the amount of any brokerage commissions, mark-ups, and other fees or expenses incurred by the REIT on the participant's behalf in connection with purchases on the open market. The earlier private letter rulings also suggested that a shareholder who participated solely in the stock purchase plan would not be treated as receiving a deemed distribution in connection with stock acquired through the plan. Until further guidance is issued, we intend to take the position that shareholders who are both participating in the dividend reinvestment program and making Optional Cash Investments will be treated as receiving a distribution with respect to the Optional Cash Investments in an amount equal to the excess of the sum of the fair market values of shares purchased on each Purchase Date over the Optional Cash Investments made by the shareholder. The total amount of cash dividends and other distributions will be reported to you and to the IRS on the appropriate tax form shortly after the end of each year.

        Your tax basis in shares of common stock acquired under the Plan with reinvested cash distributions will be equal to the fair market value of such shares as of the date of acquisition of shares on your behalf under the Plan. Your tax basis in additional shares of common stock acquired under the Plan with Optional Cash Investments should be equal to the amount of such Optional Cash

Investments plus the amount, if any, of any amount treated as a distribution to you. Your holding period for shares of common stock acquired with reinvested cash distributions generally will commence on the day after the dividend payment date. If, however, the shares are acquired with Optional Cash Investments or are purchased with reinvested cash distributions in the open market, the holding period will commence on the day after the date of purchase.

        You will not recognize gain or loss for U.S. federal income tax purposes upon your receipt of certificates for shares previously credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when a fractional share interest is liquidated. Such gain or loss will equal the difference between the amount that you receive for such fractional share interest or such shares and your tax basis in such fractional share interest or shares.

        We or the Plan Administrator may be required to deduct as "backup withholding" twenty-eight percent (28%) (the rate under current law) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the Plan. Similarly, the Plan Administrator may be required to deduct backup withholding from all proceeds from sales of common stock held in your account. You are subject to backup withholding if: (a) you have failed properly to furnish us and the Plan Administrator with your correct tax identification number ("TIN"); (b) the IRS or a broker notifies us or the Plan Administrator that the TIN furnished by you is incorrect; (c) the IRS or a broker notifies us or the Plan Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (d) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the Plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the Plan will be reduced by the backup withholding amount.

        If you are a foreign shareholder you need to provide the required federal income certifications to establish your status as a foreign shareholder so that the backup withholding described above does not apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a foreign shareholder whose dividends are subject to federal income tax withholding, the appropriate amount will be withheld and the balance in shares of common stock will be credited to your account.

        Foreign shareholders who elect to make Optional Cash Investments only will continue to receive regular cash dividends on shares registered in their names in the same manner as if they were not participating in this Plan. Funds for Optional Cash Investments must be in United States dollars and will be invested in the same way as payments from other participants.

        All costs of administering the Plan, except for the fees noted in response to Question 9, will be paid by us. Consistent with the conclusion reached by the IRS in a private letter ruling issued to another REIT, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares. However, since the private letter ruling was not issued to us, we have no legal right to rely on its conclusions.

        The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the Plan or the disposal of shares acquired pursuant to the Plan.

FEDERAL INCOME TAX CONSIDERATIONS RELATING TO CAPITAL TRUST

        The following is a discussion of the material United States federal income tax considerations associated with our decision to elect to be taxed as a REIT and with the ownership of our common stock. The following discussion is not exhaustive of all possible tax considerations that may be relevant to the REIT election or with the ownership of our common stock. Moreover, the discussion contained herein does not address all aspects of taxation that may be relevant to you in light of your personal tax circumstances, including, for example, certain types of shareholders subject to special treatment under federal income tax laws, including insurance companies, tax-exempt organizations, except to the extent discussed under the caption "Taxation of Tax-Exempt Shareholders", financial institutions, broker-dealers, and foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under the caption "Taxation of Non-U.S. Shareholders."

        The statements in this discussion are based upon, and qualified in their entirety by, current provisions of the Internal Revenue Code, existing, temporary, and currently-proposed, Treasury Regulations promulgated under the Internal Revenue Code, existing administrative rulings and practices of the Internal Revenue Service and judicial decisions. We cannot give you any assurances that future legislative, administrative or judicial actions or decisions, which may be retroactive in effect, will not affect the accuracy of any of the statements contained herein.

        You are urged to consult your own tax advisor regarding the specific tax consequences to you of the ownership and sale of stock in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign and other tax consequences of such ownership and sale, as well as potential changes in the applicable tax laws. This summary is based on the facts and applicable law as of the date hereof.

Tax Consequences of REIT Election; Taxable REIT Subsidiary

        Our election to be taxed as REIT was effective January 1, 2003. Prior to January 1, 2003, we were subject to federal and state income taxation as a corporation on all of our net taxable income, which we paid, and our shareholders recognized income only to the extent that we paid a dividend from our current or accumulated earnings and profits. The effect of the REIT election is that we generally are taxable only on our undistributed income and under certain other circumstances described below, and our shareholders generally will be taxable on the income distributed to them. We have a wholly-owned subsidiary, CT Investment Management Co., that conducts business activities that are of a nature and scope that would cause us to fail to qualify as a real estate investment trust if we conducted such activities through a company taxed as a REIT, we have elected to have CT Investment Management Co. treated and operated as a taxable REIT subsidiary. As a result, CT Investment Management Co. will be directly taxed on its net income, so that only its after-tax income will be available for reinvestment or for distribution to our shareholders. In general, any of the after-tax income of CT Investment Management Co. distributed to our shareholders will be includable in our shareholders' taxable income; therefore, it will be subject to a second level of tax. We may own an interest in one or more taxable REIT subsidiaries, in addition to CT Investment Management Co.

        In accordance with our decision to be taxed as a REIT, we have made and expect to continue to make a formal election to be so taxed under Section 856 of the Internal Revenue Code, commencing with our taxable year beginning January 1, 2003. The sections of the Internal Revenue Code and Treasury Regulations applicable to qualification and operation as a REIT are technical and complex. Although we believe that we will be organized and will operate in a manner necessary to satisfy the requirements for taxation as a REIT under the Internal Revenue Code, many of which are discussed below, we cannot assure you that we will be able to so operate for all periods following the election.

Taxation of a REIT

        If we qualify as a REIT, generally we will not be subject to federal or state corporate income taxes on net income currently distributed to shareholders. The benefit of this tax treatment is that it substantially eliminates the "double taxation" resulting from the taxation at both the corporate and shareholder levels that generally results from operating a business through a corporation. Accordingly, income generated by us generally will be subject to taxation solely at the shareholder level upon distribution. We will, however, be required to pay certain federal income taxes, including in the following circumstances:

  •
  We will be subject to federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which such income is earned.

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  We will be subject to the "alternative minimum tax" on our undistributed items of tax preference.

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  We will be subject to a 100% tax on net income from certain sales or other dispositions of property that we hold primarily for sale to customers in the ordinary course of business (known as "prohibited transactions").

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, both described below, but nevertheless qualify as a REIT, we will be subject to a 100% tax on an amount equal to the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by a fraction intended to reflect our profitability.

  •
  If we have net income from the sale or other disposition of "foreclosure property," which is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

  •
  If we acquire an asset from a corporation that is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent the fair market value of the asset exceeds our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will not instead elect to pay an immediate tax when the asset is acquired. We will also be subject to a tax liability on such excess of fair market value over adjusted tax basis for all of our assets that were held as of January 1, 2003, the effective date of our election to be taxed as a REIT.

  •
  We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits or certain other securitization vehicles to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

  •
  If we fail to distribute during the calendar year at least the sum of (i) 85% of our real estate investment trust ordinary income for such year, (ii) 95% of our real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount actually distributed to shareholders.

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  We may elect to retain and pay income tax on some or all of our long-term capital gain, as described below.

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  We may be subject to a 100% excise tax on transactions with our taxable REIT subsidiary not conducted on an arm's-length basis.

Requirements for Qualification as a REIT.

  Introduction

        In order to qualify as a REIT for federal income tax purposes, we must elect to be treated as a REIT and must satisfy certain statutory tests relating to, among other things, sources of our income, the nature of our assets, the amount of our distributions, and the ownership of our stock.

        The Internal Revenue Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates of beneficial ownership to its owners;

  (3)
  that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

  (4)
  that is not a financial institution or an insurance company under the Internal Revenue Code;

  (5)
  that is owned by 100 or more persons;

  (6)
  in which not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets, and the amount and timing of its distributions.

        The Internal Revenue Code provides that conditions (1) to (4) above must be met during the entire year and that condition (5) above must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) above do not apply to the first taxable year for which an election is made to be taxed as a REIT.

        Our amended and restated charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described above in response to Question 28. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

        In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

        A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT for federal income tax purposes. All assets, liabilities and items of income, deduction, and credit of a qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the parent REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by a REIT and for which no election has been made to treat it as a "taxable REIT subsidiary" as discussed below. Thus, in applying the requirements described in this section, any qualified REIT subsidiary that we may own in the future will be ignored for federal tax purposes and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit.

        A REIT will be deemed to own its proportionate share (based upon its share of the capital of the partnership) of the assets of a partnership in which it is a partner and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and income of the partnership attributed to a REIT shall retain their same character as in the hands of the partnership for purposes of determining whether the REIT satisfied the income and asset tests described below.

        A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be REIT qualifying income, as described below, if earned directly by the parent REIT. Both the subsidiary and the real estate investment trust must jointly elect to treat the subsidiary as a taxable REIT subsidiary. Overall, not more than 20% of the value of the REIT's assets may consist of securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary will pay tax at regular corporate rates on any net taxable income that it earns. There is a 100% excise tax imposed on transactions involving a taxable REIT subsidiary and its parent real estate investment trust that are not conducted on an arm's-length basis. Our wholly owned subsidiary, CT Investment Management Co. serves as our exclusive manager and subject to the supervision of our board of directors is responsible for our day-to-day operations pursuant to a management agreement. We believe the compensation, expense reimbursement and other terms of the management agreement are comparable to those that could be obtained from unrelated parties on an arm's-length basis.

        We and CT Investment Management Co. have made a taxable REIT subsidiary election with respect to CT Investment Management Co. CT Investment Management Co. will pay federal and state corporate income tax on its taxable income and its after-tax net income will be available for reinvestment and for distribution to us as its parent. We may own interests in one or more taxable REIT subsidiaries other than CT Investment Management Co.

Income Tests

  General

        A REIT must satisfy annually two tests regarding the sources of its gross income in order to maintain its real estate investment trust status. First, at least 75% of a REIT's gross income, excluding gross income from certain "dealer" sales, for each taxable year generally must consist of defined types of income that the REIT derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. We refer to this test as the 75% gross income test. Qualifying income for purposes of the 75% gross income test generally includes:

  •
  interest from debt secured by mortgages on real property or on interests in real property;

  •
  "rents from real property" (as defined below);

  •
  dividends or other distributions on, and gain from the sale of, shares in other real estate investment trusts;

  •
  gain from the sale or other disposition of real property; and

  •
  amounts, other than amounts the determination of which depends in whole or in part on the income or profits of any person, received as consideration for entering into agreements to make loans secured by mortgages on real property or on interests in real property or agreements to purchase or lease real property.

        Second, at least 95% of the REIT's gross income, excluding gross income from certain "dealer" sales, for each taxable year generally must consist of income that is qualifying income for purposes of the 75% gross income test, as well as dividends, other types of interest and gain from the sale or disposition of stock or securities. We refer to this test as the 95% gross income test.

  Interest from Debt Secured by Mortgages on Real Property or on Interests in Real Property

        For these purposes, the term "interest" generally does not include any interest of which the amount received depends, directly or indirectly, in whole or part, on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

        Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit, or REMIC, is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the REMIC, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

        In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in certain mortgage-backed securities and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

        We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale of property, income attributable to such provision may be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests. In order for mezzanine loans to constitute qualifying assets for purposes of the 75% asset test described below and result in qualifying income for purposes of the 75% gross income test for a REIT, certain guidelines set forth by the Internal Revenue Service in a Revenue Procedure must be met, including that the mezzanine loan is secured by interests in a partnership or limited liability company, substantially all of the assets of which represent interests in real estate, constitute qualifying assets and result in qualifying income. We believe that our mezzanine loans constitute qualifying assets and result in qualifying income. If our mezzanine loans are determined not to constitute qualifying assets and do not result in qualifying income for purposes of these tests, our ability to elect REIT status will be jeopardized.

        We may employ, to the extent consistent with the REIT provisions of the Internal Revenue Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT provisions of the Internal Revenue Code, such entities could elect to be taxed as real estate mortgage investment conduits.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, or fail to satisfy other REIT qualification requirements, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

  •
  our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

  •
  we pay a penalty of $50,000 with our tax return for the year of the failure to meet the REIT requirements occurred;

  •
  we attach a schedule of the sources of our income to our federal income tax return; and

  •
  any incorrect information on the schedule was not due to fraud with the intent to evade tax.

        It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above under the caption "—Taxation of a REIT", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite frequently monitoring our income.

  Foreclosure Property

        Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate. Foreclosure property includes real property and related personal property that is acquired by us through foreclosure following a default on indebtedness owed to us that is secured by the property and for which we make an election to treat the property as foreclosure property.

  Prohibited Transaction Income

        Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT or may reduce our after-tax profitability. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury Regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

  Hedging Transactions

        We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, and properly designate such hedging transaction under IRS rules, any income or gain from the disposition of hedging transactions would not be qualifying income for purposes of the 75% gross income test but should be excluded from gross income for purposes of the 95% gross income test.

Rents from Real Property

        Rent that a REIT receives from real property that it owns and leases to tenants will qualify as "rents from real property" if the following conditions are satisfied:

  •
  First, the rent must not be based, in whole or in part, on the income or profits of any person. An amount will not fail to qualify as rent from real property solely by reason of being based on a fixed percentage, or percentages, of sales and receipts.

  •
  Second, neither a REIT nor any direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of the tenant from which the REIT collects the rent.

  •
  Third, all of the rent received under a lease will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with the real property constitutes no more than 15% of the total rent received under the lease.

  •
  Finally, a REIT generally must not operate or manage its real property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive revenue. The REIT may provide services directly, however, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered "primarily for the occupant's convenience." In addition, the REIT may render, other than through an independent contractor, a de minimis amount of "non-customary" services to the tenants of a property as long as the REIT's income from such services does not exceed 1% of its gross income from the property.

        Although no assurances can be given that either of the income tests will be satisfied in any given year, we anticipate that our operations will allow us to meet each of the 75% gross income test and the 95% gross income test. Such belief is premised in large part on our expectation that substantially all of the amounts received by us will qualify as interest from debt secured by mortgages on real property or on interests in real property.

Asset Tests

        A REIT also must satisfy the following four tests relating to the nature of its assets at the close of each quarter of its taxable year.

  •
  First, at least 75% of the value of a REIT's total assets must consist of cash or cash items, including receivables, government securities, "real estate assets," or qualifying temporary investments. We refer to this test as the "75% asset test."

  •
  Second, generally no more than 25% of the value of a REIT's total assets may be represented by securities other than those that are qualifying assets for purposes of the 75% asset test. We refer to this test as the "25% asset test."

  •
  Third, of the investments included in the 25% asset test, the value of the securities of any one issuer (other than a taxable REIT subsidiary) that a REIT owns may not exceed 5% of the value of the REIT's total assets, and a REIT may not own 10% or more of the total combined voting power or 10% or more of the total value of the securities of any issuer (other than a taxable REIT subsidiary).

  •
  Fourth, while a REIT may own up to 100% of the stock of a corporation that elects to be treated as a taxable REIT subsidiary for federal income tax purposes, at no time may the total value of a REIT's stock in one or more taxable REIT subsidiaries exceed 20% of the value of the REIT's gross assets.

        We expect that any mortgage-backed securities, real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

        We anticipate that we may securitize certain mortgage loans that we originate or acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage-backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." Such prohibited transactions are discussed above under the caption "—Income Tests—Prohibited Transaction Income."

        We intend to operate so that we will not acquire any assets that would cause us to violate any of the asset tests. If, however, we should fail to satisfy any of the asset tests at the end of a calendar quarter, we would not lose our real estate investment trust status if (i) we satisfied the asset tests at the end of the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we could still avoid disqualification as a real estate investment trust by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

        Each taxable year, a REIT must distribute dividends to its shareholders in an amount at least equal to:

  •
  90% of the REIT's "real estate investment trust taxable income," computed without regard to the dividends paid deduction and the REIT's net capital gain or loss; and

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  certain items of noncash income.

        A REIT must make such distributions in the taxable year to which they relate, or in the following taxable year if the REIT declares the distribution before it timely files its federal income tax return for such year and pays the distribution on or before the first regular distribution date after such declaration. Further, if a REIT fails to meet the 90% distribution requirement as a result of an adjustment to its tax returns by the Internal Revenue Service, the REIT may, if the deficiency is not due to fraud with intent to evade tax or a willful failure to file a timely tax return, and if certain other conditions are met, retroactively cure the failure by paying a deficiency dividend (plus interest) to its shareholders.

        A REIT will be subject to federal income tax on its taxable income, including net capital gain, that it did not distribute to its shareholders. Furthermore, if a REIT fails to distribute during a calendar year, or, in the case of distributions with declaration and record dates falling within the last three months of the calendar year, by the end of the January following such calendar year, at least the sum of:

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  85% of the REIT's real estate investment trust ordinary income for such year;

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  95% of the REIT's real estate investment trust capital gain income for such year; and

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  any of the REIT's undistributed taxable income from prior periods,

the REIT will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amount actually distributed. If the REIT elects to retain and pay income tax on the net capital gain that it receives in a taxable year, the REIT will be deemed to have distributed any such amount for the purposes of the 4% excise tax described in the preceding sentence.

        We intend to make distributions to our holders of common stock in a manner that will allow us to satisfy the distribution requirements described above. It is possible that, from time to time, our pre-distribution taxable income may exceed our cash flow and we may have difficulty satisfying the distribution requirements. We intend to monitor closely the relationship between our pre-distribution taxable income and our cash flow and intend to borrow funds or liquidate assets in order to overcome any cash flow shortfalls if necessary to satisfy the distribution requirements imposed by the Internal Revenue Code. It is possible, although unlikely, that we may decide to terminate our REIT status as a result of any such cash shortfall. Such a termination would have adverse consequences to our shareholders. The consequences are described above under the caption "—Taxation of a REIT."

Recordkeeping Requirements

        A REIT must maintain records of information specified in applicable Treasury Regulations in order to maintain its qualification as a real estate investment trust. In addition, in order to avoid a monetary penalty, a REIT must request on an annual basis certain information from its shareholders designed to disclose the actual ownership of the REIT's outstanding stock. We intend to comply with these recordkeeping requirements.

Ownership Requirements

        For a REIT to qualify as a real estate investment trust, shares of the REIT must be held by a minimum of 100 persons for at least 335 days in each taxable year after the REIT's first taxable year. Further, at no time during the second half of any taxable year after the REIT's first taxable year may more than 50% of the REIT's shares be owned, actually or constructively, by five or fewer "individuals." As of the date hereof, we satisfy the requirement that we not be closely held as described in the foregoing sentence. Our common stock is held by 100 or more persons. Our amended and restated charter contains ownership and transfer restrictions designed to prevent violation of these requirements. The provisions of the amended and restated charter restricting the ownership and transfer of our common stock are described above in the response to Question 28.

Earnings and Profits

        In order for us to qualify as a REIT, prior to the 2003 tax year (the first year to which our election to be taxed as a REIT relates), we must have distributed to our shareholders an amount equal to any earnings and profits accumulated from years in which we were taxed as a regular corporation. We have been treated as a regular corporation subject to Federal income taxes for the years 1997 through 2002. Any distribution made by us to satisfy this requirement will be treated as taxable income by the shareholders and we generally will not be permitted to include such amounts when computing our dividends paid deduction. If we were found to have miscalculated our earnings and profits accumulated from years in which we were a regular corporation, our ability to qualify as a REIT could be jeopardized. We believe, as of January 1, 2003, we have no accumulated earnings or profits from any non-REIT qualifying tax year for which we were taxed as a regular corporation as a result of losses we triggered in December 2002.

Failure to Qualify

        If a REIT fails to qualify as a real estate investment trust in any taxable year, and no relief provisions applied, the REIT would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In calculating a REIT's taxable income in a year in which it did not qualify as a real estate investment trust, the REIT would not be able to deduct amounts paid out to its shareholders. In fact, the REIT would not be required to distribute any amounts to its shareholders in such taxable year. In such event, to the extent of the REIT's current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Moreover, subject to certain limitations under the Internal Revenue Code, corporate shareholders might be eligible for the dividends received deduction. Unless the REIT qualified for relief under specific statutory provisions, the REIT would be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which it ceased to qualify as a real estate investment trust. We cannot predict whether, in all circumstances, we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

Taxable U.S. Shareholder

        As used herein, the term "Taxable U.S. Shareholder" means a holder of our common stock that, for United States federal income tax purposes, is:

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  a citizen or resident of the United States;

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  a corporation, partnership, or other entity created or organized in or under the laws of the United States or any state or political subdivision thereof;

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  an estate, the income of which from sources without the United States is includible in gross income for United States federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

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  any trust with respect to which a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        For any taxable year in which we qualify as a REIT, amounts distributed to Taxable U.S. Shareholders will be taxed as follows.

Distributions Generally

        Distributions made to our Taxable U.S. Shareholders out of current or accumulated earnings and profits, and not designated as a capital gain dividend, will be taken into account by such shareholder as ordinary income and will not, in the case of a corporate shareholder, be eligible for the dividends received deduction. To the extent that we make a distribution with respect to holders of our common stock that is in excess of our current or accumulated earnings and profits, the distribution will be treated by a Taxable U.S. Shareholder first as a tax-free return of capital, reducing the shareholder's tax basis in the common stock, and any portion of the distribution in excess of the shareholder's tax basis in the common stock will then be treated as gain from the sale of such common stock. Dividends declared by us in October, November, or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by shareholders on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Taxable U.S. Shareholders may not include on their federal income tax returns any of our tax losses.

Capital Gain Dividends

        Dividends to Taxable U.S. Shareholders that properly are designated by us as capital gain dividends will be treated by such shareholders as long-term capital gain, to the extent that such dividends do not exceed our actual net capital gain, without regard to the period for which the shareholders have held our common stock. Taxable U.S. Shareholders that are corporations may be required, however, to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends, like regular dividends from a real estate investment trust, are not eligible for the dividends received deduction for corporations.

Retained Capital Gains

        A REIT may elect to retain, rather than distribute, its net long-term capital gain received during the tax year. To the extent designated in a notice from the REIT to its shareholders, the REIT will pay the income tax on such gains and Taxable U.S. Shareholders must include their proportionate share of the undistributed net long-term capital gain so designated in their income for the tax year. Each Taxable U.S. Shareholder will be deemed to have paid its share of the tax paid by the REIT, which tax will be credited or refunded to such shareholder.

Passive Activity Loss and Investment Interest Limitations

        Distributions, including deemed distributions of undistributed net long-term capital gain, from us and gain from the disposition of our common stock will not be treated as passive activity income, and, therefore, Taxable U.S. Shareholders who are subject to the passive loss limitation rules of the Internal Revenue Code will not be able to apply any passive activity losses against such income. Distributions from us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment income limitation on deductibility of investment interest. However, net capital gain from the disposition of our common stock or capital gain dividends, including deemed distributions of undistributed net long-term capital gains, generally will be excluded from investment income.

Sale of Common stock

        Upon the sale of our common stock, a Taxable U.S. Shareholder generally will recognize gain or loss equal to the difference between the amount realized on such sale and the holder's tax basis in the common stock sold. To the extent that the common stock is held as a capital asset by the Taxable U.S. Shareholder, the gain or loss will be a long-term capital gain or loss if the common stock has been held for more than a year, and will be a short-term capital gain or loss if the common stock has been held for a shorter period. In general, however, any loss upon a sale of the common stock by a Taxable U.S. Shareholder who has held such common stock for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent that distributions from us were required to be treated as long-term capital gain by that holder.

Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, which we refer to as exempt organizations, generally are exempt from federal income taxation. Exempt organizations are subject to tax, however, on their unrelated business taxable income, or UBTI. UBTI is defined as the gross income derived by an exempt organization from an unrelated trade or business, less the deductions directly connected with that trade or business, subject to certain exceptions. While many investments in real estate generate UBTI, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed to exempt organizations generally should not constitute UBTI. However, if an exempt organization finances its acquisition of common stock with debt, a portion of its income from a REIT will constitute UBTI pursuant to the "debt-financed property" rules.

        In addition, in certain circumstances, a pension trust that owns more than 10% of the stock of a REIT will be required to treat a percentage of the dividends paid by the REIT as UBTI based upon the percentage of the REIT's income that would constitute UBTI to the shareholder if received directly by it. This rule applies to a pension trust holding more than 10% (by value) of our common stock only if (i) the percentage of the income from us that is UBTI (determined as if we were a pension trust) is at least 5% and (ii) we are treated as a "pension-held REIT." We do not expect to be classified as a "pension-held REIT" due to our diverse stock ownership.

Taxation of Non-U.S. Shareholders

  General

        The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts and certain other foreign shareholders, which we refer to as Non-U.S. Shareholders, are complex and no attempt is made herein to provide more than a general summary of such rules. This discussion does not consider the tax rules applicable to all Non-U.S. Shareholders and, in particular, does not consider the special rules applicable to U.S. branches of foreign banks or insurance companies or certain intermediaries. Non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws with regard to the election, including any reporting and withholding requirements.

  Ordinary Dividends

        Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by a REIT of United States real property interests and are not designated by a REIT as capital gain dividends (or deemed distributions of retained capital gains) will be treated as ordinary dividends to the extent that they are made out of current or accumulated earnings and profits of the REIT. Any portion of a distribution in excess of current and accumulated earnings and profits of the REIT will not be taxable to a Non-U.S. Shareholder to the extent that such distribution does not exceed the adjusted basis of the shareholder in the REIT's stock, but rather will reduce the adjusted basis of such shares. To the extent that the portion of the distribution in excess of current and accumulated earnings and profits exceeds the adjusted basis of a Non-U.S. Shareholder in our common stock, such excess generally will be treated as gain from the sale or disposition of the common stock and will be taxed as described below.

  Withholding

        Dividends paid to Non-U.S. Shareholders may be subject to U.S. withholding tax. If an income tax treaty does not apply and the Non-U.S. Shareholder's investment in the REIT's stock is not effectively connected with a trade or business conducted by the Non-U.S. Shareholder in the United States (or if a tax treaty does apply and the investment in the stock is not attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder), ordinary dividends (i.e., distributions out of current and accumulated earnings and profits) will be subject to a U.S. withholding tax at a 30% rate, or, if an income tax treaty applies, at a lower treaty rate. Because we generally cannot determine at the time that a distribution is made whether or not it will be in excess of earnings and profits, we intend to withhold on the gross amount of each distribution at the 30% rate (or lower treaty rate) (other than distributions subject to the 35% FIRPTA withholding rules described below). To receive a reduced treaty rate, a Non-U.S. Shareholder must furnish us or our paying agent with a duly completed Form 1001 or Form W-8BEN (or authorized substitute form) certifying such holder's qualification for the reduced rate. Generally, a Non-U.S. Shareholder will be entitled to a refund from the IRS to the extent the amount withheld by us from a distribution exceeds the amount of United States tax owed by such shareholder.

        In the case of a Non-U.S. Shareholder that is a partnership or a trust, the withholding rules for a distribution to such a partnership or trust will be dependent on numerous factors, including (1) the classification of the type of partnership or trust, (2) the status of the partner or beneficiary, and (3) the activities of the partnership or trust. Non-U.S. Shareholders that are partnerships or trusts are urged to consult their tax advisors regarding the withholding rules applicable to them based on their particular circumstances.

        If an income tax treaty does not apply, ordinary dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Shareholder (and, if a tax treaty applies, ordinary dividends that are attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder) are exempt from U.S. withholding tax. In order to claim such exemption, a Non-U.S. Shareholder must provide us or our paying agent with a duly completed Form W-8ECI (or authorized substitute form) certifying such holder's exemption. However, ordinary dividends exempt from U.S. withholding tax because they are effectively connected or are attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder generally are subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of Non-U.S. Shareholders that are corporations, any effectively connected ordinary dividends or ordinary dividends attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder may, in certain circumstances, be subject to an additional branch profits tax at a 30% rate, or lower rate specified by an applicable income tax treaty.

  Capital Gain Dividends

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, which is commonly referred to as FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States trade or business. Non-U.S. Shareholders thus would be taxed at the regular capital gain rates applicable to Taxable U.S. Shareholders (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not otherwise entitled to treaty relief or exemption.

  Withholding

        Under FIRPTA, a REIT is required to withhold 35% of any distribution that is designated as a capital gain dividend or which could be designated as a capital gain dividend and is attributable to gain from the disposition of a United States real property interest. Moreover, if a REIT designates previously made distributions as capital gain dividends, subsequent distributions (up to the amount of the prior distributions so designated) will be treated as capital gain dividends for purposes of FIRPTA withholding.

  Sale of Common stock

        A Non-U.S Shareholder generally will not be subject to United States federal income tax under FIRPTA with respect to gain recognized upon a sale of our common stock, if less than 50% of our assets during a prescribed testing period consist of interests in real property located within the United States (excluding interests in real property solely in the capacity as a creditor) or we are a "domestically-controlled REIT." A domestically-controlled REIT generally is defined as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although currently it is anticipated that we will be a domestically-controlled REIT, and, therefore, that the sale of common stock will not be subject to taxation under FIRPTA, there can be no assurance that we will, at all relevant times, be a domestically-controlled REIT. If we are not a domestically-controlled REIT, a Non-U.S. Shareholder's sale of our stock will generally not be subject to tax under FIRPTA if (a) the stock is treated as "regularly traded" on an established securities market and (b) the seller held 5% or less of our stock at all times during a specified testing period. If the gain on the sale of our common stock were subject to taxation under FIRPTA, a Non-U.S. Shareholder would be subject to the same treatment as Taxable U.S. Shareholders with respect to such gain (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, a purchaser of our common stock from a Non-U.S. Shareholder subject to taxation under FIRPTA generally would be required to deduct and withhold a tax equal to 10% of the amount realized by a Non-U.S. Shareholder on the disposition. Any amount withheld would be creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

        Even if gain recognized by a Non-U.S. Shareholder upon the sale of our common stock is not subject to FIRPTA, such gain generally will be taxable to such shareholder if:

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  an income tax treaty does not apply and the gain is effectively connected with a trade or business conducted by the Non-U.S. Shareholder in the United States (or, an income tax treaty applies and the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder), in which case, unless an applicable treaty provides otherwise, a Non-U.S. Shareholder will be taxed on his or her net gain from the sale at regular graduated U.S. federal income tax rates. In the case of a Non-U.S. Shareholder that is a corporation, such shareholder may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate and the shareholder demonstrates its qualification for such rate; or

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  the Non-U.S. Shareholder is a nonresident alien individual who holds our common stock as a capital asset and was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the Non-U.S. Shareholder will be subject to a 30% tax on capital gains.

  Estate Tax Considerations

        The value of our common stock owned, or treated as owned, by a Non-U.S. Shareholder who is a nonresident alien individual at the time of his or her death will be included in the individual's gross estate for United States federal estate tax purposes, unless otherwise provided in an applicable estate tax treaty.

  Information Reporting and Backup Withholding

        A REIT is required to report to its shareholders and to the IRS the amount of distributions paid during each tax year, and the amount of tax withheld, if any. These requirements apply even if withholding was not required with respect to payments made to a shareholder. In the case of Non-U.S. Shareholders, the information reported may also be made available to the tax authorities of the Non-U.S. Shareholder's country of residence, if an applicable income tax treaty so provides.

        Backup withholding generally may be imposed on certain payments to shareholders unless the shareholder (i) furnishes certain information, or (ii) is otherwise exempt from backup withholding.

        A shareholder who does not provide a REIT with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, the REIT may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the REIT.

        You should consult your own tax advisor regarding your qualification for an exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a distribution to a shareholder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the Taxable U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

        In general, backup withholding and information reporting will not apply to a payment of the proceeds of the sale of our common stock by a Non-U.S. Shareholder by or through a foreign office of a foreign broker effected outside of the United States; provided, however, that foreign brokers having certain connections with the United States may be obligated to comply with the backup withholding and information reporting rules. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of our common stock by foreign offices of certain brokers, including foreign offices of a broker that:

  •
  is a United States person;

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  derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

  •
  is a "controlled foreign corporation" for United States tax purposes.

        Information reporting will not apply in the above cases if the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain conditions are met, or the Non-U.S. Shareholder otherwise establishes an exemption.

        Payment to or through a United States office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the shareholder certifies in the manner required that he or she is a Non-U.S. Shareholder and satisfies certain other qualifications under penalties of perjury or otherwise establishes an exemption.

State and Local Tax

        The discussion herein concerns only the United States federal income tax treatment likely to be accorded to a REIT and its shareholders. No consideration has been given to the state and local tax treatment of such parties. The state and local tax treatment may not conform to the federal treatment described above. As a result, you should consult your own tax advisor regarding the specific state and local tax consequences of the REIT Election and ownership and sale of our common stock.

USE OF PROCEEDS

        Proceeds from any newly issued shares of common stock purchased directly from us under the Plan will be available for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be purchased directly from us, if any, under the Plan or the prices at which such shares will be sold.

PLAN OF DISTRIBUTION

        Except to the extent the Plan Administrator purchases shares of our common stock in open market transactions, we will sell directly to the Plan Administrator the common stock acquired under the Plan. The shares, including shares acquired pursuant to request forms, may be resold in market transactions on any national securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our common stock currently is listed on the NYSE.

        Pursuant to the Plan, we may be requested to approve Optional Cash Investments on behalf of participants in the Plan that may be engaged in the securities business. In deciding whether to approve a request form, we may consider relevant factors including, among other things, those factors discussed in Question 12.

        We may sell shares of our common stock through the Plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Exchange Act would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the Plan. We will not enter into any agreement with any person regarding the person's purchase, resale or distribution of shares. Under some circumstances, we may, however, approve requests for Optional Cash Investments in excess of the allowable maximum limitations pursuant to request forms.

        Subject to the availability of shares of our common stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and Optional Cash Investments. In connection with any reinvestment of dividends or optional cash investment in which the Plan Administrator purchases shares of our common stock on the open market, you will pay your pro rata share of all brokerage commissions. You also will have to pay any fees payable in connection with your voluntary sale of shares from your Plan account and/or withdrawal from the Plan. See Question 9 above for a description of the fees payable by participants in the Plan.

WHERE YOU CAN FIND MORE INFORMATION

        You can obtain additional information about us or about the Plan by contacting our Chief Financial Officer at (212) 655-0220. You can also obtain, by written request to Capital Trust, Inc., at 410 Park Avenue, 14th Floor, New York, NY 10022, Attention: Chief Financial Officer, copies of any information or materials referred to or described in this prospectus.

        In addition, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our filings with the SEC are available to the public over the Internet at the SEC's website at www.sec.gov. You may read and copy any document that we file with the SEC at the SEC's public reference facilities at the following address:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at the address above. Please call (800) SEC-0330 for further information on the operations of the public reference facilities. Our common stock is listed on the NYSE under the symbol "CT."

        We also maintain an Internet website at www.capitaltrust.com, which contains information relating to us and our business. We are not incorporating the information included, or referred to, on our website into this prospectus, and our website and the information included, or referred to, on our website are not a part of this prospectus.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

        The following documents, which have been filed with the SEC (File No. 001-14788), are incorporated herein by reference:

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  our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on February 28, 2007;

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  our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the SEC on May 1, 2007, August 1, 2007 and November 7, 2007, respectively;

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  our definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2007; and

  •
  our current reports on Form 8-K filed with the SEC on July 10, 2003 (including any amendment or report filed for the purpose of updating the description of our common stock contained therein), February 13, 2007, February 16, 2007, February 21, 2007, February 27, 2007, March 23, 2007, March 26, 2007, March 30, 2007, June 7, 2007, June 12, 2007, July 31, 2007 and November 5, 2007.

        All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering are deemed incorporated by reference into this prospectus and a part hereof from the date of filing of those documents. Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of our current reports on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus. Any statement contained in the any document incorporated by reference herein shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, any additional prospectus or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.

        We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022, Attention: Investor Relations (Telephone: (212) 655-0220).

LEGAL MATTERS

        Legal matters in connection with the offering by us of newly issued shares of our common stock under the Plan, including the validity of the offered shares, are being passed upon for us by Venable LLP, Baltimore, Maryland. Certain U.S. federal income taxation matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Martin L. Edelman, who serves as one of our directors, is of counsel to Paul, Hastings, Janofsky & Walker LLP.

EXPERTS

        The consolidated financial statements of Capital Trust, Inc. appearing in Capital Trust's Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Capital Trust management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management's assessments are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.